EXHIBIT 99(d)

ITEM 3.  LEGAL PROCEEDINGS.

         For a description of certain legal and regulatory proceedings affecting the Company and its subsidiaries (including (i) HL&P's rate cases, (ii) certain environmental matters and (iii) litigation related to the South Texas Project), see "Business - Regulatory Matters - Environmental Quality" in Item 1 of this Report, "LIQUIDITY AND CAPITAL RESOURCES - HL&P - Environmental Expenditures" in
Item 7 of this Report and Notes 1(f) and 2 through 5 to the Financial Statements in Item 8 of this Report, which sections and notes are incorporated herein by reference.

         HL&P is a defendant in litigation arising out of the environmental remediation of a site in Corpus Christi, Texas. The site in question was operated as a metals reclaiming operation for a number of years, and, though HL&P neither operated nor had any ownership interest in the site, some transformers and other equipment that HL&P sold as surplus allegedly were delivered to that site, where the site operators subsequently disposed of the materials in ways that caused environmental damage. In one case, DUMES, ET AL.
V. HL&P, ET AL., pending in the U.S. District Court for the Southern District of Texas, Corpus Christi Division, a group of approximately 70 landowners near the site are seeking damages primarily for lead contamination to their property. They have pled damages of approximately $1 million each and also seek punitive damages totaling $51 million. The Plaintiffs seek to impose responsibility on HL&P and the other utility that undertook to clean up the property, neither of which contributed more than an insignificant amount of lead to the site, on the theory that lead was deposited on their properties during the site remediation itself. In addition, Gulf States Utilities Company (Gulf States) filed suit (GULF STATES UTILITIES CO. V. HOUSTON LIGHTING & POWER CO., ET AL.) in the United States District Court for the Southern District of Texas, Houston Division, against HL&P and two other utilities concerning a site in Houston, Texas, which allegedly has been contaminated by polychlorinated biphenyls and which Gulf States has undertaken to remediate pursuant to an EPA order. HL&P does not believe, based on its records, that it contributed material to that site and in October 1994, Gulf States dismissed its claims against HL&P. HL&P remains in the case on cross-claims asserted by two co-defendants. The ultimate outcome of these pending cases cannot be predicted at this time. Based on information currently available, the Company and HL&P believe that none of these cases will result in a material adverse effect on the Company's or HL&P's financial condition or results of operations.

         HL&P and the other owners of the South Texas Project filed suit in 1990 against Westinghouse Electric Corporation (Westinghouse) in the 23rd District Court for Matagorda County, Texas (Cause No. 90-S-0684-C), alleging breach of warranty and misrepresentation in connection with the steam generators supplied by Westinghouse for the South Texas Project. In recent years, other utilities have encountered stress corrosion cracking in steam generator tubes in Westinghouse units similar to those supplied for the South Texas Project. Failure of such tubes can result in a reduction of plant efficiency, and, in some cases, utilities have replaced their steam generators. During an inspection concluded in the fall of 1993, evidence was found of stress corrosion cracking consistent with that encountered with Westinghouse steam generators at other facilities, and a small number of tubes were found to require plugging. To date, stress corrosion cracking has not had a significant impact on operation of either unit; however, the owners of the South Texas Project have approved remedial operating
                                      -31-

plans and have undertaken expenditures to minimize and delay further corrosion. The litigation, which is in discovery, seeks appropriate damages and other relief from Westinghouse and is currently scheduled for trial in July 1995. No prediction can be made as to the ultimate outcome of this litigation.

         In April 1994, two former employees of HL&P filed a class action and shareholder derivative suit on behalf of all shareholders of the Company. This lawsuit (PACE AND FUENTEZ V. HOUSTON INDUSTRIES INCORPORATED) alleges various acts of mismanagement against certain officers and directors of the Company and HL&P and, seeks unspecified actual and punitive damages for the benefit of shareholders of the Company. The Company and HL&P believe that the suit is without merit. The lawsuit is pending in the 122nd Judicial District of Galveston County, Texas.

         In June 1994, a former employee of HL&P filed a lawsuit (PACE, INDIVIDUALLY AND AS A REPRESENTATIVE OF ALL OTHERS SIMILARLY SITUATED V. HOUSTON LIGHTING & POWER COMPANY) in the 56th Judicial District Court of Galveston County, Texas alleging that HL&P has been overcharging ratepayers and owes a refund of more than $500 million. The claim was based on the argument that the Utility Commission failed to allocate to ratepayers alleged tax benefits accruing to the Company and HL&P because HL&P's federal income taxes are paid as part of a consolidated group. The court has granted HL&P's motion for summary judgment, which has now become final.

         In July 1990, the Company paid approximately $104.5 million to the Internal Revenue Service (IRS) in connection with an IRS audit of the Company's 1983 and 1984 federal income tax returns. In November 1991, the Company filed a refund suit in the U.S. Court of Federal Claims seeking the return of $52.1 million of tax, $36.3 million of accrued interest, plus interest on both of those amounts accruing after July 1990. The major contested issue in the refund case involved the IRS's allegation that certain amounts related to the over-recovery of fuel costs should have been included as taxable income in 1983 and 1984 even though HL&P had an obligation to refund the over-recoveries to its ratepayers. In October 1994, the Court granted the Company's Motion for Partial Summary Judgment on the fuel cost over-recovery issue. On February 21, 1995, the Court entered partial judgment in favor of the Company for this issue. The U.S. Government (Government) must file its notice of appeal on or before April 24, 1995. If the Government does not appeal or if the Government appeals but does not prevail, the Company would be entitled to a refund of overpaid tax, interest paid on the overpaid tax in July 1990 and interest on both of those amounts from July 1990. Although, the Company would not be entitled to a refund until all appeals are decided in its favor, the amount owed to the Company will continue to accrue interest. If the Government appeals and prevails, the Company's ultimate financial exposure should be immaterial because of offsetting tax deductions to which the Company is entitled in the year the over-recovery was refunded to ratepayers (and which the IRS has conceded).
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